Exhibit (c)(viii)
 Special Committee update  February 2025  Project Vista  1

PJT Partners

Bid Comparison

Casago vs. Davidson Kempner ("DK")

DK offer letter (2/3/25):

"Our Offer is on terms substantially similar to those in the definitive agreement Vacasa entered into with Casago and its affiliates dated December 30, 2024 (the "Existing Agreement"), except for those terms and improvements set forth herein."

Category		Existing Casago Agreement ("Existing Agreement")	DK Proposal
Purchase Price		> $5.02 per share in cash, subjected to adjustment schedule: – ($0.10) reduction for every 500 units, down to an ultimate floor of 24,000 units – Starting purchase price adjustment threshold of 32,000 units as of March 31, 2025 – Thresholds to be reduced by 600 units for each additional month > Buyer may terminate Transaction (without payment of any fees or expenses) at unit count below 24,000, regardless of close date > Purchase price adjustment if minimum liquidity is not met	> $5.25 per share in cash, subjected to adjustment schedule: – ($0.10) reduction for every 750 units, down to an ultimate floor of 20,000 units – Starting point of 32,000 as of March 31, 2025 – Thresholds to be reduced by 600 units for each additional month > Buyer may terminate Transaction at unit count below 20,000, regardless of close date [would need to confirm unit count termination right would be reduced to 20,000] > [Would need to confirm treatment of minimum liquidity requirement]
Proposed Transaction Structure	Equity Structure	> Silver Lake, Riverwood Capital, and Level Equity Management to roll over their equity participation > Committed financing from family offices, including TRT Holdings and Miramar Holdings, as well as Roofstock	> Assumes NewCo to purchase 100% of outstanding equity of Vista not already owned directly or indirectly by DK (i.e., no roll over by Silver Lake, Riverwood or Level Equity) > Expects DK entities to fund 100% of the new equity required
	Debt Structure	> Current Revolving Credit Facility led by J.P. Morgan and other revolving banks staying in place	> Prepared to enter into the amendment to the Company Credit Agreement on the same terms and conditions as those in the Existing Agreement with Casago
	Tax Receivable Agreement ("TRA")	> TRA is cancelled and results in no further obligation of, or liability to, the Company	> Prepared to enter into the amendment to the TRA on the same terms and conditions as those in the Existing Agreement with Casago
Diligence Requirement		> Has completed all due diligence	> Indicated substantial completion of due diligence, with only one week required to complete remaining diligence and execute definitive documentation

CONFIDENTIAL

CONFIDENTIAL 2

Rollover of JPM Debt Facility   JPM (and other lenders) will need to approve the amendment for DK  Amendment to TRA   DK proposal would require re-engagement with TRA holders and execution of a new TRA amendment  Payment Processing Agreement  DK letter did not explicitly mention requirement for payment processing extension from JPM that Casago was able to secure (the payment processing extension through December 31, 2025 is specific to the Casago transaction)  Potential for DK to require this extension after due diligence process  Diligence Requirement  One-week timeline for due diligence and definitive documentation execution would be difficult to achieve alongside Credit Agreement and TRA workstreams  Selected DK Bid Considerations  Reflects FDSO as of 5/31/2024.  3  1  2  3  4

 Potential Clarifying Questions on Offer Letter  4  Offer Letter states the Proposed Transaction will not be subject to any financing condition. Does this include backstopping the amendment to the Company Credit Agreement if existing creditors do not agree to participate?  The proposal includes an updated Exhibit A (Merger Consideration Adjustment Schedule), but does not mention changes to the Shared Churn mechanism in the Agreement, would the mechanism stay in place?  Offer was not clear if there is any adjustment or elimination of the existing purchase price adjustment for minimum liquidity. Can you please clarify DK’s intent on this subject?  Consistent with the revised Merger Consideration Adjustment Schedule, please confirm that the “Floor Unit Count” as defined in the Existing Agreement for purposes of the Floor Unit Count closing condition and termination right would be reduced from 24,000 to 20,000  Would DK require the ability to market assets of the Company prior to closing?  Please confirm there would be no other material changes to the terms of the Existing Agreement  Please provide information that is required to finalize your due diligence  1  2  3  According to the Merger Agreement, Vista is permitted to perform the following actions:  “The Company, directly or indirectly through one or more of its Representatives, may, prior to the receipt of the Company Stockholder Approvals, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person or Group that has made an Acquisition Proposal after the date of this Agreement solely to clarify and understand any ambiguous terms and conditions of such proposal that are necessary to provide adequate information for the Company Board or the Special Committee to make an informed determination.”  4  5  6  7

 Liquidity Forecast with Termination Fee  5  Liquidity Forecast  $ in mm  12/13 Liquidity Forecast  12/13 Liquidity Forecast with $4.1mm Termination Fee  Source: Vista Management.  $15mm Minimum Liquidity

 Casago and DK Purchase Price Schedules  6

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